Exhibit 99.4

Selected Office Markets

December 2010

By:

Caroline Green

Jeremiah Lee

Melinda Gilbert

Rosen Consulting Group

1995 University Avenue

Suite 550

Berkeley, CA 94704

510 549-4510

510 849-1209 fax

www.rosenconsulting.com

© 2010 Rosen Consulting Group

Selected Office Markets

Honolulu

Economy

The State of Hawaii, which has a total population of approximately 1.3 million as of 2009, consists of the eight major islands of Oahu, Maui, Kauai, Molokai, Lanai, Kahoolawe, Niihau and the Island of Hawaii. The Island of Oahu, which has a population of approximately 0.9 million people, is the most populous, with approximately 74.2% of Hawaii’s 588,100 jobs as of September 2010, and 70.1% of Hawaii’s civilian workforce. The downtown area of Honolulu, Hawaii’s capital city, is located in the southeast portion of Oahu and represents the political, economic, and cultural center of Hawaii as well as a center of international trade and travel for the United States and Asia. In addition to Hawaii’s tourism and construction industries and a strong military presence, the Hawaiian Islands derive a significant portion of their employment from the health care, finance, education and trade industries.

Honolulu’s economy has strong ties to military spending and benefits from a large tourism industry. The government sector is Honolulu’s largest sector by number of employees and accounts for more than 20% of all jobs in Honolulu. In 2008 (latest data available), government spending accounted for approximately $6.4 billion, or 24%, of Hawaii’s gross state product (GSP). Military spending in Hawaii totals approximately $8 billion, providing a solid foundation of consistent economic activity in Honolulu despite varying economic cycles. We expect this funding to continue as Hawaii serves as a strategic military location. The leisure and hospitality sector comprises approximately 15% of total employment and is Oahu’s second-largest employment sector. Approximately $11.4 billion, or 18%, of the state’s GSP was generated from the tourism industry. We expect tourism activity to increase over the long term as both domestic and international economic conditions improve. In fact, tourism activity has already posted strong growth in 2010 as visitor spending increased to $976 million in November 2010, a 30.4%

increase over November 2009. This is the third consecutive month of double-digit growth on all islands. Increased tourism activity has led to an increase in demand for hotels. In 2010 through November, the average hotel occupancy rate rose to 78.0% from an average of 72.4% for the same period in 2009. As a result of the increase, revenue per available room (RevPAR) rose 6.8% during this period, above the U.S. average of 5.4%. The educational and health services sector, a major driver of economic growth, sustained healthy expansion through the recession, and we expect this sector to continue to drive overall employment growth on Oahu.

After nearly two years of job losses, Honolulu began adding jobs in 2010, indicating an improving economy. In the first three quarters of 2010, 1,300 new jobs were added in Honolulu, equating to a growth rate of 0.3%. As of September 2010, the unemployment rate was 5.2%, compared to a national average of 9.6%. We expect employment growth to continue through the remainder of 2010, with total growth of 1.1% forecasted for the year. We believe that the rebound in consumer spending and tourism activity by both domestic and international travelers over the coming years should stimulate job growth in the local leisure and hospitality industry, which will continue to drive the Honolulu economy. Additionally, the ongoing presence of the U.S. military on Oahu should also drive payroll expansion.

© 2010 Rosen Consulting Group	Page 2

Overall Office Market

The Honolulu office market, which encompasses Honolulu’s urban submarkets of the Central Business District, Waikiki and Kapiolani as well as suburban Honolulu, contains more than 11.6 million square feet of gross leasable area as of the third quarter of 2010. Recent demand for office space has been driven by federal spending and by firms associated with Honolulu’s Rail Transit Project. Rents in the third quarter of 2010 remained flat as compared with the fourth quarter of 2009, while the overall vacancy rate increased to 13.5% in the third quarter of 2010 compared with 11.7% in the fourth quarter of 2009. We expect the vacancy rate to increase slightly to 13.6% by the fourth quarter of 2010, with rents declining by 0.1%. The return of healthy job growth is expected to drive demand for office space beginning in 2011. We expect continued improvement in occupancy rates, with vacancy falling to 10.8% by the fourth quarter of 2014. As demand increases, we expect annual rent growth to increase from 1.1% in 2011 to 3.1% in 2014. We believe that the market’s geographic supply restrictions and lack of new construction in the development pipeline should minimize supply-side pressure and aid in the market’s recovery during the next five years.

San Diego

Economy

San Diego has a diversified economy that supports approximately 1.2 million jobs as of September 2010. San Diego County continues to evolve and mature as a diverse economy, broadening its employment base while maintaining strong ties to the large and historic military presence. Major employment sectors include professional and business services, biotechnology and high technology, trade and leisure and hospitality. Given the large military presence, the government sector is the largest employment sector in San Diego. Twelve Navy and Marine bases are located in the area and support an estimated 342,000 jobs. The biotechnology cluster surrounding the La Jolla submarket is one of the largest in the nation, and the expansion of tech firms in the region is expected to drive economic recovery in the coming years. The scientific R&D services sector is a subsector of the professional and business services sector and, given the return of venture capital funding in San Diego, we expect this sector will fuel total employment growth throughout San Diego in the coming years. The professional and business services sector is San Diego’s largest private employment component, accounting for 16.3% of the total employment base. Through September 2010, this sector added 2,600 jobs, equating to a growth rate of 1.3%. We forecast strong job growth in this sector, expanding by 1.5% in 2010, and increasing to annual growth of 2.5% by 2014.

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San Diego’s economy has historically outperformed the nation in terms of job creation, due to the diversified nature of the economy and strong population growth. People and employers are attracted to San Diego by its temperate weather, high quality of life and renowned research institutions and universities. Through September 2010, a total of 1,200 jobs were added to the total employment base. We expect annual payrolls to increase by 0.4% in 2010, with annual growth accelerating to 1.4% by 2014.

Suburban Office Market

The San Diego office market, which encompasses all of San Diego County, totals nearly 56.0 million square feet as of the third quarter of 2010, with approximately 9.6 million located downtown and the remaining 46.4 million located in the suburban submarkets. The most desirable office space in the region is located in suburban submarkets as demand is traditionally lower downtown. The return of job growth has increased tenant demand in San Diego’s suburban submarkets. The suburban vacancy rate decreased to 20.0% in the third quarter of 2010 from 21.6% in the fourth quarter of 2009. We expect the suburban vacancy rate to steadily decline to 15.0% by the fourth quarter of 2014 and rent growth to resume in 2011, increasing from 1.6% in 2011 to 5.0% by 2014. We believe recent overbuilding between 2006 and 2008 will keep new construction low, helping to prevent a further oversupply of available space. We expect 130,000 square feet to be delivered in 2010, down from an average of nearly 1.6 million square feet completed annually between 2005 and 2009; and expect only 44,000 square feet to be delivered in 2011. Overall, we believe that the demand for office space in San Diego will remain healthy over the long-term, driven by the diversified and high technology economy as well as the desirability of the region as a place to live and work.

© 2010 Rosen Consulting Group	Page 4

Los Angeles

Economy

Los Angeles’ diversified economy generated $499.8 billion of gross domestic product in 2009, making it one of the largest and most influential economies in the world. Several industries are clustered in Los Angeles, including media and entertainment, trade and tourism. The Los Angeles economy continued to decline, albeit at a slower pace, in 2010, following large job losses in 2008 and 2009. Approximately 18,300 jobs were shed between December 2009 and September 2010. The information services and leisure and hospitality sectors were the greatest drivers of growth on an absolute basis, expanding by a combined total of 23,900 jobs, while six other sectors, including construction and manufacturing, shed jobs. Los Angeles is the center of the entertainment industry for both film and television production in the United States. One out of 12 workers in Los Angeles County is tied to the entertainment industry. Additionally, media and new media businesses, such as video games and other forms of digital content production, are vital and growing elements of the local economy that leverage the proximity to the center of the traditional entertainment business for creative talent and financing. Trade is also a significant industry in Los Angeles given the presence of the Los Angeles-Long Beach Port, accounting for more than 15% of total employment.

Los Angeles has been affected by the recession as much as other cities and regions in the United States. The unemployment rate stood at 12.5% as of September 2010. We believe the unemployment rate will decline to 9.7% by 2014 as annual job growth increases from 0.9% in 2011 on an annual basis to 1.2% by 2014. Another important driver of the economy will be accelerating population growth, which will create demand for a variety of services. We expect the addition of 56,700 new residents between 2010 and 2014, as the strengthening economy and more-affordable home prices attract more new residents to the metropolitan area.

Overall Office Market

The Los Angeles office market, which includes the Central Business District, or CBD, West Los Angeles, South Bay, San Gabriel Valley and San Fernando Valley / Tri-Cities submarkets totals more than 193.4 million square feet as of the third quarter of 2010. Office market conditions in Los Angeles have softened throughout the region largely as a result of job losses and the recent delivery of new office space. An average of 1.7 million square feet of new office space per year was delivered to the market between 2007 and 2009. Looking forward, we expect Los Angeles to remain one of the nation’s top-performing office markets. We expect market conditions to stabilize by the fourth quarter of 2010 and then improve in the coming years, due to muted new construction and an improving economy. We believe that expected job growth will generate demand to absorb vacant space and push down vacancy rates to 14.8% by 2014 from 18.5% in the fourth quarter of 2010. We believe that the return of demand will yield rising rent levels. We expect rent levels will drop 4.1% year-over-year in the fourth quarter of 2010 and then return to positive growth of 1.3% by 2011, accelerating to 3.9% by 2014. We believe that in the longer term, Los Angeles’ supply constraints and increasingly diverse economy are likely to benefit the office market, supporting healthy rent growth.

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Submarkets

San Gabriel Valley

Weak conditions persisted in the San Gabriel Valley submarket through the third quarter of 2010 as average asking rents fell 0.8% from the fourth quarter of 2009. We forecast improvement in the submarket beginning in 2011, with the vacancy rate declining to 14.0% by the fourth quarter of 2014 and annual rent growth accelerating to 4.1% by 2014. We do not anticipate any new space coming online until 2014, which should help restore the imbalance between supply and demand.

© 2010 Rosen Consulting Group	Page 6

San Fernando Valley / Tri-Cities Office Submarket

The San Fernando Valley/Tri-Cities office submarket was weak in the third quarter of 2010; however, we believe that the submarket’s diverse tenant base should provide strength to the economic recovery. The average asking rents declined by 2.9% in the first three quarters of 2010. We expect conditions to improve in the medium to longer term. After the delivery of 157,000 square feet this year, we do not anticipate any construction completions until 2014. We predict that annual rent growth will accelerate from 1.1% in 2011 to 4.4% in 2014 and expect the vacancy rate to fall from 20.7% as of the third quarter of 2010 to 14.9% by 2014 as tenant demand accelerates.

Orange County

Economy

Orange County is bordered by Los Angeles to the north, San Diego County to the south, Riverside and San Bernardino Counties to the east and 42 miles of coastline along the Pacific Ocean. Orange County has a population of approximately 3.0 million as of December 2009 and an employment base of nearly 1.4 million as of September 2010. We believe that the region is an ideal corporate headquarters location, with convenient access to housing and an attractive lifestyle. Orange County was the center of the subprime banking industry, with headquarters for many large subprime originators. Consequently, Orange County’s economy performed well during the housing boom, but collapsed along with the financial and housing market turmoil that impacted the nation. Between 2007 and 2009, the county lost nearly 187,000 jobs across all sectors, with the largest losses occurring in the construction and financial activities sectors.

Job growth has resumed in Orange County as many sectors have begun hiring. Through September 2010, 21,000 jobs were added, equating to a growth rate of 1.6%. We believe that the temperate climate, the presence of the Disneyland theme park and a large number of beaches ensure that Orange County will remain a top tourist destination. After losing jobs in 2008 and 2009, the leisure and hospitality sector added 5,000 jobs in the first three quarters of 2010, equating to a growth rate of 2.9% during that period. We believe that as leisure travel increases to the area, employment in this sector will continue to improve. We predict that total employment will increase by 1.8% on an annual basis in 2010, slow slightly in the following three years, and then increase again to a 1.8% annual growth rate by 2014. In total, the return of job creation will translate into nearly 113,000 new jobs between year-end 2009 and year-end 2014. We predict the unemployment rate to edge downward from 9.6% as of September 2010 to the mid-7% range by 2014.

© 2010 Rosen Consulting Group	Page 7

Overall Office Market

The Orange County office market is comprised of more than 81 million square feet spread across the county’s 34 cities as of the third quarter of 2010. Unlike most traditional office markets, Orange County does not have a singular CBD, but instead is comprised of several major submarkets. As with the nation, the local market experienced weak demand during the recession. Between 2006 and 2008, construction levels surged, leading to a vacancy rate of 20.2% in the fourth quarter of 2009. There are currently no reported office projects in the development pipeline, and we do not anticipate any within the next five years. Given the drop in construction, we report that local experts believe the market is stabilizing as the pace of negative absorption has been slowing and leasing activity has been increasing. We expect annual rent growth will resume in 2011 at approximately 1.6%, accelerating to 5.0% by 2014 as the vacancy rate decreases to 15.7%.

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San Francisco Bay Area

Economy

San Francisco Economy

The San Francisco market, consisting of the City of San Francisco, together with San Mateo and Marin counties, had a population of nearly 1.8 million in 2009 and a job base of approximately 914,100 as of September 2010. The economy is driven by professional services and an array of innovative growth industries, including high technology, biotechnology, clean technology, software development and multimedia design and production. In addition, a number of prominent accounting firms, law firms, commercial banks, investment banks, venture capital firms and money management companies are headquartered or have offices in San Francisco. Tourism is also an important segment of the local economy.

San Francisco’s economy has been affected by the credit crisis and national recession, although the region only began to feel the full effects in late 2008. A total of 61,500 jobs, or 6.3% of total employment, were lost in 2009. We believe that the economy will remain weak in 2010 with employment declining by 0.6% on an annual basis. We project employment growth to accelerate from 1.2% in 2011 to 1.6% by 2014 and for San Francisco to regain close to 39,300 jobs from year-end 2009 through 2014.

East Bay Economy

The East Bay market spans from east side of the San Francisco Bay to the eastern edge of Alameda County and had a population of approximately 2.5 million as of 2009 and an employment base of over 931,500 as of September 2010. The largest and most dense city in Alameda County is Oakland with an estimated population of 409,000 people. Oakland is a transportation hub, both for industry and for residents of the entire San Francisco Bay Area. The Port of Oakland is the fourth-busiest port in the United States in terms of traffic and a major driver of the East Bay economy. The East Bay has historically been a lower cost alternative to the San Francisco market with an economy driven by trade, government and educational and health services. Though the Port of Oakland, government sector and healthcare industry are all major drivers of the economy, the East Bay is quickly becoming a destination for companies in the clean technology industry. A source of innovation in the area, the University of California at Berkeley is the largest university in the Bay Area and is one of the top employers in the area with 20,500 East Bay-based employees.

Real estate activity was the primary driver of the growth in the East Bay economy through much of the previous decade. As such, the corrections in the housing and mortgage-lending industries continue to restrain the area’s recovery. Through the first three quarters of 2010, 13,500 jobs were shed, equating to a 1.4% decline. We expect job growth will return in 2011 at a 1.0% pace, increasing to 1.4% growth in 2014. We expect the creation of more than 29,000 jobs from year-end 2009 through 2014. We expect the growing concentration of emerging technology companies in the East Bay to translate into accelerated job growth in the region as these industries mature.

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Office Market

San Francisco Overall Office Market

The San Francisco office market (excluding Marin County) totals nearly 107.4 million square feet as of the third quarter of 2010 and consists of three primary submarkets: the CBD submarket, the non-CBD submarket and the Peninsula submarket, which includes cities in San Mateo County. Companies are attracted to the region by the educated and skilled work force and by its desirability as a place to live and work. Office demand fell during 2008 and 2009; however there are signs a recovery is under way as the vacancy rate appears to be stabilizing. The total vacancy rate declined to 15.3% in the third quarter of 2010 from 15.5% in the fourth quarter of 2009. We expect the vacancy rate to decrease to 15.0% by the fourth quarter of 2010 and to improve to 10.6% by 2014 as leasing activity improves.

East Bay Overall Office Market

The East Bay office market, which consists of Alameda and Contra Costa Counties, contains approximately 59 million square feet as of the third quarter of 2010. The market has historically been a lower cost alternative to San Francisco and where a number of companies have housed their back-office operations; however, several large corporations maintain headquarters in the market, including Chevron, Clorox, Kaiser Permanente and Safeway. Although the vacancy rate increased to 18.7% in the fourth quarter of 2009 due to a contraction in employment, net absorption in the first three quarters of 2010 caused the vacancy rate to drop to 18.0%. We expect the vacancy rate to improve from 18.1% in the fourth quarter of 2010 to 13.7% by 2014. Rent growth is expected to remain soft for the remainder of 2010 but then increase by 1.9% in 2011, picking up to 3.7% by 2014.

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